Exhibit 7.1

Santander UK plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Six months ended 30 June
	2013 £m	2012 £m

Profit before tax	549	690

Fixed charges: interest expense (B) (1)	754	858

Earnings before taxes and fixed charges (A)	1,303	1,548

Ratio of earnings to fixed charges (A/B)	173	180

(ii) Including interest on retail deposits

	Six months ended 30 June
	2013 £m	2012 £m

Profit before tax	549	690

Fixed charges: interest expense (B) (1)	2,233	2,265

Earnings before taxes and fixed charges (A)	2,782	2,955

Ratio of earnings to fixed charges (A/B)	125	130

Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.